Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 OCT -7 AM 9:43

LETTER FOR MAINTENANCE OF EXEMP[redacted]

02055200

4th October 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the receipt of a Letter of Acceptance of tender for the CW2 Package for the Bakun Hydroelectric Project - released on 4th October 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

dw 10/8

Encl.

c.c. Mr. Andres Estay
The Bank of New York
Fax: (212) 571-3050

/ggk/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 04-10-2002 06:09:54 PM
Reference No SD-021004-42585

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
The Malaysia-China Hydro Joint Venture
Receipt of Letter of Acceptance of tender for the CW2 Package (Main Civil Works) for the Bakun Hydroelectric Project

* **Contents :-**

Further to the announcement dated 23rd August 2002, Sime Darby Berhad ("Sime Darby") wishes to announce that the Malaysia- China Hydro Joint Venture ("the MCH JV") had received a Letter of Acceptance dated 30th September 2002 from Sarawak Hidro Sdn. Bhd. on the acceptance of the MCH JV's tender for the design and execution of the works for the CW2 Package (Main Civil Works) for the Bakun Hydroelectric Project, at a total lump sum contract price of RM1,788,000,000.

The MCH JV had, on 2nd October 2002, agreed to the terms and conditions of the said Letter of Acceptance.

This announcement is dated 4th October 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 OCT -7 AM 9:43

LETTER FOR MAINTENANCE OF EXEMPTION

7 October 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the notice of the Twenty-Fourth Annual General Meeting of Sime Darby Berhad released on 7 October 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212)571-3050

Ref : c:\harddisk\Sc1.lwp

Form Version 2.0

General Announcement

Submitted by S DARBY on 07-10-2002 09:08:09 AM
Reference No SD-021007-5D635

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
NOTICE OF ANNUAL GENERAL MEETING

* **Contents :-**

The Board of Directors of Sime Darby Berhad is pleased to advise that the Twenty-Fourth Annual General Meeting of the Company will be held at Mahkota Ballroom, Hotel Istana, 73 Jalan Raja Chulan, 50250 Kuala Lumpur, Malaysia on Thursday, 31st October 2002 at 11.30 a.m.

The notice of the said meeting is attached.

sime_darby-agm-notice-2002-eng.|

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: